Exhibit 99.1

Chairman’s Statement at the forthcoming Annual General Meeting

Mr. Leigh A. Wilson, the Chairman of Caledonia Mining (“Caledonia” or the “Company”) will make the following statement at Caledonia’s forthcoming Annual General Meeting, which will be held on Thursday May 14, 2015 in Toronto.

“2014 was a year of substantial change and significant progress for Caledonia.  It reflects a sustained effort by your Board to sharpen the Company’s focus on its primary operation and to close and dispose of non-core operations, thereby reducing operating expenses.

The ongoing implementation of the Revised Life of Mine Plan, announced in November 2014, is progressing well. It is designed to increase production and extend the mine life of the Blanket Mine.  Successful implementation of the Plan will also improve Blanket’s operational efficiency, re-enforce its position as one of Africa’s lowest-cost gold producers and create a platform for Blanket’s long-term development.

We have a very clear strategy and strong new management team in Chief Executive Officer Steve Curtis, Chief Finance Officer Mark Learmonth, Chief Operating Officer Dana Roets and General Manager (Zimbabwe) Caxton Mangezi.

Your Board continues to ensure that Caledonia adheres to the highest standards of international corporate practice, all aspects of the company’s operations are conducted in a fully transparent manner and communication with shareholders is timely and effective.  The Board has strengthened its oversight of and working relationship with management and in particular, it has established mechanisms for the regular and effective oversight of the implementation of the Revised Life of Mine Plan.

Your Board and management continue to evaluate new business opportunities that provide the potential to increase shareholder value.

The Board has proposed to shareholders a new Omnibus Incentive Compensation Plan (“OICP”) for executive management. The Board’s decision to develop the OICP was integral to an extensive restructuring of Caledonia’s executive compensation policies that included new, standardized employment agreements structured in accordance with current best practice and international standards.  The Board believes that incentivizing management over the long term is clearly in the interest of shareholders.

In the course of the development of the OICP the Non Executive Directors retained the services of an internationally recognized firm of executive compensation consultants to create the framework and the components of the OICP, and subsequently retained South African consultants to ensure the OICP’s full compliance with that country’s tax and exchange control regulations.

The performance objectives of the awards that the Board intends to grant under the OICP will be aligned strongly with long-term shareholder interests. The Board intends to grant awards that will reward management for specific and measurable performance objectives that are embodied in, and compatible with, objectives of the Revised Life of Mine Plan. These objectives include increased production, total cash generation and growing the resource base.  The amount of each of the awards and the instruments offered to management will be determined by your Board based upon the Company’s overall financial and operating condition at the time they are considered as well as the Company’s share price and market standards for executives with similar scope of responsibilities in comparable companies. The use of external consultants does not diminish the responsibility of the Non Executive Directors for implementing the proposed OICP.  Further information on the principles which the board proposes to adopt when granting awards to executives is set out on Caledonia’s website1.

Your Board believes Caledonia can look to the future with confidence and we are gratified that the Blanket Mine remains cash generative in the current adverse market conditions. It is testimony to the hard work and dedication of the entire management team.”

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Halimah Hussain/Megan Ray Tel: +44 20 7138 3204

1 (www.caledoniamining.com/Shareholders/AGM/Proposed Principles regarding the Implementation of the Omnibus Incentivisation Compensation Plan)

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.